Room 3106, Building B s #39 East 3rd Ring Middle Road s Chaoyang District s

Beijing 100022 s People’s Republic of China s (+86) 105869-3011

December 19, 2014

Susan Block, Attorney Advisor

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Shineco, Inc.

Draft Registration Statement on Form S-1

Submitted September 3, 2014

CIK No. 0001300734

Dear Ms. Block:

On behalf of Shineco, Inc. (the “Registrant”) and in response to the comments set forth in your letter dated September 30, 2014, we are writing to supply additional information and to indicate the changes that have been made in the enclosed Amendment No. 1 to the captioned Draft Registration Statement (the “Amendment”). Factual information provided herein has been provided to us by Registrant. Capitalized terms used herein shall have the meanings ascribed to them in the Registration Statement unless otherwise defined herein. We have also enclosed one clean copy and two redlined copies of the Amendment for your review.

Registration Statement on Form S-1

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

There are no written communications, as defined in Rule 405 under the Securities Act, that we, or anyone authorized on our behalf, have presented to potential investors in reliance on Section 5(d) of the Securities Act. Similarly, there are no research reports about us that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in our offering

Susan Block, Attorney Advisor

December 19, 2014

2.	If the preliminary prospectus will include pictures or graphics, please provide us with mock-ups of the affected pages, as well as any captions you plan to use, prior to printing. We may have comments after reviewing the materials.

We acknowledge the comment and confirm that we will provide all pictures and graphics and related captions prior to printing. We have enclosed a clean copy of the Amendment that contains the pictures, graphics and captions we plan to use.

Registration Statement Cover Page

3.	We note form footnote 1 to the fee table that the registration fee is based on “the proposed maximum offering price of the securities.” In light of this please tell us why you rely on Rule 457(a) rather than 457(o).

This shall be determined definitively once the Registrant engages an underwriter.

Prospectus Cover Page

4.	Please state the date the offering will end. Refer to Item 501(b)(8)(iii) of Regulation S-K.

We acknowledge the comment and have revised the Registration Statement on the cover page with the following language that indicates a date the offering will end, although at this time that date is unknown:

This offering will remain open until the earlier of (i) a date mutually acceptable to us and our underwriter or (ii) , 2015, subject to extension upon agreement with the underwriter. The underwriter expects to deliver the shares against payment in New York, New York, on or about       , 2015.

Prospectus Summary, page 1

Overview, page 1

5.	Please tell us the source of the information for your statement that “China’s healthcare sector continues to develop at an astonishing rate: spending is projected to grow from $357 billion in 2011 to $1 trillion in 2020.” In addition this projection appears to include forecasted rather than actual data for 2012 and 2013. Please tell us why you think this is still a meaningful forecast and why a more updated projection is not available.

The source of the information quoted above was from the article “Health care in China: Entering ‘uncharted waters’” published in November 2012 by international consulting firm McKinsey & Co. We believe that information and forecasts from November 2012 are not outdated and are relevant to an understanding of the Chinese healthcare sector given that accurate and reliable reports on country-specific healthcare spending for a particular year can take months or years to research and produce. However, we have revised the Registration Statement with updated information regarding China’s healthcare sector. The new disclosure is found on page 1 and reads as follows:

Susan Block, Attorney Advisor

December 19, 2014

We primarily market our health and wellbeing-focused products in China. At present, we do not sell any of our products in the United States or Canada. China’s domestic pharmaceutical and healthcare product market is fast-growing but, in our opinion, underdeveloped. We believe China’s healthcare sector has the capacity to develop at an astonishing rate. According to the China’s National Health and Family Planning Commission, China’s healthcare spending in 2013 was only 5.5% of GDP, which is far below healthcare spending of other developed countries. According to the World Bank, healthcare spending for 2012 for the United States, United Kingdom, France and Germany were 17.9%, 9.4%, 11.7% and 11.3%, respectively. McKinsey & Co. has projected that China’s healthcare spending could grow to $1 trillion in by 2020. From pharmaceuticals to medical products to general consumer health, China remains among the world’s most attractive markets, and by far the fastest-growing of all the large emerging ones. This growth is being driven by China’s aging population, increased incidence of chronic diseases, and a material increase in investment from both domestic and foreign corporations. The growth also reflects the Chinese government’s focus on healthcare as both a social priority (as witnessed in its late 2000s healthcare reforms) and a strategic priority (as witnessed in the 12th five-year plan’s impact on stated focus on growing the biomedical industry in the future).

The Offering, page 6

6.	We note next to the heading “Closing of the Offering” the statement that if you complete the offering you will issue placement agent warrants to purchase “up to 10%” of the aggregate number of shares of common stock sold in the offering. However we note that you have this percentage as blank on the registration statement cover page, the prospectus cover page, page 7, and page 97. If this percentage is currently known, please revise to disclose it throughout the prospectus or advise.

We acknowledge your comment. That percentage is currently unknown. We have revised the Registration Statement on page 6 to leave that information blank.

Susan Block, Attorney Advisor

December 19, 2014

Placement Agent Warrants, page 7

7.	Please revise to disclose the “nominal amount” at which you will sell your placement agent warrants.

That nominal amount is currently unknown. We have revised the Registration Statement to leave that information blank throughout.

Risk Factors, page 9

Our expansion into new business segments, page 9

8.	Please clarify if you are referring to expanding within your current business segments or if you referring to entering into additional, new business lines.

We acknowledge the comment and have revised the Registration Statement to specify that the expansion is within our current business segments. The new disclosure on page 9 reads as follows:

The expansion of our business within our existing business segments could significantly strain our resources, management and operational infrastructure, which could impair our ability to meet increased demand for our products and hurt our business results.

To accommodate our anticipated expansion within our existing business lines that have a relatively limited operating history, we will need to expend capital resources and dedicate personnel to implement and upgrade our accounting, distribution networks and operational infrastructure. We may need to recruit more personnel to train and manage our growing and diverse employee base. If we cannot successfully implement these measures efficiently and cost-effectively, we will be unable to satisfy the demand for our products, which will impair our revenue growth and hurt our overall financial performance.

Our success depends on our ability to protect our intellectual property, page 10

9.	Please revise to include a separate subheading, with its own risk factor disclosure, relating to the risk that many of your patents have been suspended due to unintentional late payment of annual dues.

We acknowledge the comment and have revised the Registration Statement on page 10 to include a new subheading which follows:

Many of our patents have been suspended due to unintentional late payment of annual dues.

Susan Block, Attorney Advisor

December 19, 2014

Many of our patents have been suspended due to unintentional late payment of annual dues, and we are currently taking steps to try to get such patents reinstated. There is no assurance that we will be able to successful reinstate any of our patents that have been suspended.

Our Business, page 24

10.	We note your products include Chinese herbal medicines and at various places you list what some of these herbs may be used for, or conditions the herbs may treat. Examples include at the top of page 32 which indicates, “Schisandra shrub, which is ingested to treat insomnia,” or at page 2 that yew trees can be used for the “production of anti-cancer medication.” Please expand your discussion under “Chinese Laws and Regulations,” to specifically discuss any regulatory process in China for companies to be able to make such claims as for the treatment uses for medicinal herbs within China. For example, what types of tests or regulatory submissions may be required on these traditional Chinese medicines that you discuss to show their potential effectiveness to treat ailments or make the claims that treat a condition or illness?

We acknowledge your comment. We have revised the Registration Statement on page 42 to specifically discuss the regulations in China addressing the ability to make efficacy claims for medicinal herbs and textiles. The new disclosure is set forth below:

Regulation on Product Advertisements and Promotion

Article 5 of the Provisions for Health Food Management provides that foods claimed to have health function shall be approved by the Chinese Ministry of Health. The developer or manufacturer shall submit an application to the provincial level health administrative departments where such developer or manufacturer is located. After preliminary examination and approval by Ministry of Health, the Ministry of Health may issue a health food license to the qualified health food. Under Article 21, the label and package insert of health foods shall conform to national standards and requirements and indicate, among other things, its function and suitable users; dosage and administration; storage methods; and active ingredients.

When promoting health foods, the advertisement of health food shall conform to the other regulations. Article 19 of The Advertisement Law of People’s Republic of China provides that “an advertisement for foods, alcoholic drinks or cosmetics must meet requirements for public health, and shall not employ medical jargon or terms liable to confuse them with pharmaceuticals.” In Interim Provisions on Health Food Advertisements Review, Article 4 provides that prior to advertising health foods, developers or manufacturers should first submit an application to the food and drug administration departments on the provincial, autonomous, municipal level under the Central Government. Article 8 provides that publicizing of health functions, active ingredients, content, suitable users, dosage in health food advertisements shall be subject to prior review of the package insert ratified by the food and drug administration departments in the State Council and cannot be changed without permission. Certain content may not appear in health food advertisements, including: a guarantee of its functions; exaggerated claims; jargon, mysterious terms and technical content; promises such as “safe” or “no side effects”; or comprehensive assessment information such as efficiency, cure rate, ranking and awards.

Susan Block, Attorney Advisor

December 19, 2014

Laws and Regulations Regarding Promotion and Advertisement of Health Textiles

In The Model Code of Health Textiles, “health textiles” refer to textiles without toxic side effects that have far infrared functions, magnetic functions and/or antibacterial effects, and which aim at regulating the body, but not healing illnesses. The Code requires that the effect of health textiles cannot be exaggerated in any form of advertising.

In addition, the promotion of health textiles should comply with The Advertisement Law of People’s Republic of China. Where there are statements in an advertisement on the performance, place of origin, usage, quality, price, producer or manufacturer, or on the items, forms, quality, price and promise of service, such statements shall be clear and explicit.

11.	Similarly we note you discuss the health benefits of your textiles. Please expand to discuss any needed regulatory approval within China to state these claims regarding health benefits or advise.

We acknowledge your comment. We have revised the Registration Statement on page 42 to specifically discuss the regulations in China addressing the ability to make efficacy claims for medicinal herbs and textiles. Please see the response to comment 10 above.

We possess knowledge and experience, page 25

12.	Please substantiate to us that Tenet-Jove was one of the first companies in China to “commercially develop the natural FIR-radiant properties of the Luobuma plant.”

We acknowledge your comment and have removed references that Tenet-Jove was one of the first companies in China to commercially develop the natural FIR-radiant properties of the Luobuma plant. Although we continue to believe that is the case, we have revised the disclosure on page 25 to read as follows: “Tenet-Jove first commercially developed the natural FIR-radiant properties of the Luobuma plant in 1997.”

Susan Block, Attorney Advisor

December 19, 2014

Our Structure, page 27

13.	Please explain, with text accompanying the chart, the meaning of the dotted lines relating to the subsidiary holdings of Ankang Longevity Pharmaceutical (Group) Co., Ltd.

We acknowledge the comment and have noted in the chart on page 27 that the dotted lines indicate a less than 50% ownership of the particular entities.

Contractual Arrangements, page 28

14.	You refer to the legal opinion issued by Da Cheng Law Offices to Tenet-Jove regarding the VIE agreements. Please file that as an exhibit.

We acknowledge your comment. We plan to file the legal opinion as an exhibit to a future amendment to the Registration Statement.

15.	You indicate that each VIE Agreement is described in detail below, but the description does not appear to clearly describe each agreement. Please revise or advise. Please also confirm you will file each of these agreements as exhibits.

We have filed each of these agreements as exhibits to the Registration Statement. We have revised the Registration Statement on page 28 to indicate that the VIE Agreements are described generally, and we have added the following disclosure:

As an overview, these agreements taken together are designed to allow our Company to manage the operations of each of the Controlled Companies and to receive all of the net income of such Controlled Companies in return therefor. To secure our interest in the Controlled Companies, the equity interest pledges and option agreements and the powers of attorney are designed to allow us to step in and convert our contractual interest into an equity interest in the event we determine that doing so is warranted. Finally, the timely reporting agreement is designed to ensure that we have timely access to the financial and other information from the Controlled Companies that we require in order to prepare regulatory and other filings.

The following is a summary of the common contractual arrangements that provide us with effective control of our VIEs and that enable us to receive substantially all of the economic benefits from their operations.

Equity Interest Pledge Agreements, page 29

16.	Please explain to us why the shares of Yantai Agricultural cannot be pledged.

Yantai Agricultural is a cooperative and has no equity interests like a corporation, limited liability company or similar business association. As such, there are no equity interests to be pledged and there are no shareholders. We have revised the Registration Statement so that the first sentence under “Equity Interest Pledge Agreements” on page 29 reads as follows:

Susan Block, Attorney Advisor

December 19, 2014

Under the Equity Interest Pledge Agreements among each Controlled Company (other than Yantai Agricultural, which is a cooperative and thus has no equity interests that can be pledged), the shareholders of each such Controlled Company and Tenet-Jove, the shareholders pledged all of their equity interests in each such Controlled Company to Tenet-Jove to guarantee the performance of such Controlled Company’s obligations under the respective Exclusive Business Cooperation Agreement.

Manufacturing and Production Facilities, page 35

17.	Please revise to discuss the current status of your “major project to build a facility in Hefei.”

We have revised the Registration Statement throughout to indicate the Registrant is in preliminary negotiations to build a new facility in Hefei. No definitive agreement has been executed at this time.

18.	Refer to the last sentence in the second paragraph here. Please revise to balance the disclosure to indicate that there can be no guarantee that, what you believe are technological and productivity advances, will improve your competitive position.

We have revised the Registration Statement on page 34 to indicate that “there can be no guarantee that we will experience [technological and productivity advances], or if we do, that such advances would improve our competitive position.”

The market, page 40

19.	Please revise to explain the “policies set forth in the government’s 12th five-year plan” and what you mean by their “impact on the biomedical industry.”

We acknowledge your comment. Upon further review, we believe that our disclosure was unclear. We have revised the Registration Statement on page 39 to make clear that the government’s 12th five-year plan stated that the government was focusing on growing the Chinese biomedical industry and that fact leads us to believe that China is an attractive market. We did not intend to discuss that the government’s 12th five-year plan has had an impact on the Chinese biomedical industry.

Susan Block, Attorney Advisor

December 19, 2014

Competition, page 40

20.	Please revise your discussion to further explain participation in the “Three Unities of Medicine” program. Please state how many other enterprises also act “as essentially a preferred provider” under this program. In addition please revise to disclose whether participation is for a set period of time and any procedures for maintaining or requalifying as a participant.

We have revised the Registration Statement to describe in better detail the “Three Unities of Medicine” program, to describe other participants in the program, to disclose the participation period and the reviews required for maintaining participation. The new disclosure on page 40 is set forth below:

The “Three Unities of Medicine” program refers to “unified procurement price, unified selling price, and unified logistics”. This project is promoted by the Shaanxi Government to regulate the price of medicines in the local market. Under the program, the Shaanxi Pharmacy Holding joint venture directly sells medicines to local institutional purchasers, like hospitals; these institutional purchasers are only permitted to purchase pharmaceuticals from selected preferred providers. After a bidding process, Shaanxi Pharmacy Holding, along with other two companies, were selected by the Ankang municipal government as preferred providers under the program. However, Shaanxi Pharmacy Holding is entitled to cover all counties and districts of Ankang City, and the other two providers only cover portions of Ankang City. This program is valid until 2020, and the participants are subject to an ongoing review of their qualifications by the local pharmaceutical supervision authority every three years till 2020.

Use of Proceeds, page 50

21.	If any additional funds will be needed to accomplish the goals listed in the table, please revise this section to discuss the sources and amounts of those additional proceeds.

We acknowledge your comment. We have revised the Registration Statement on page 50 to discuss sources and amounts of additional funds.

22.	Please revise the table to separately state the use of net proceeds in dollar terms if the minimum or maximum amounts are raised.

We acknowledge your comment. We have revised the Registration Statement on page 50 to state the use of net proceeds in dollar terms if the minimum or maximum amounts are raised.

Susan Block, Attorney Advisor

December 19, 2014

Management’s Discussion and Analysis, page 56

Results of Operations for the Three Months Ended March 31, 2014 and March 31, 2013, page 59

23.	We note that you transferred the wholesale and retail businesses of Ankang Longevity Industry and Ankang Longevity Chain to a joint venture pharmacy retail company called Shaanxi Pharmacy Sunsimiao Drugstores Ankang Chain Co., Ltd. (“Sunsimiao Drugstores”), and a joint venture pharmaceutical wholesale distribution company named Shaanxi Pharmacy Holding Group Ankang Longevity Pharmaceutical Co., Ltd. (“Shaanxi Longevity Pharmacy”). As a result you only own a 49% equity stake in these joint ventures; and accordingly you could not consolidate the sales of the joint ventures in your consolidated financial statements, causing your sales to decrease. Please tell us and revise to disclosure what the business purpose of this transaction was and what the benefit to you was to transferring theses business over to a joint venture. Additionally, please revise Note 6. Investment in Unconsolidated Entities to disclose the transfer of the wholesale and retail businesses of Ankang Longevity Industry and Ankang Longevity Chain to the Shaanxi Pharmacy Sunsimiao Drugstores Ankang Chain Co., Ltd. (“Sunsimiao Drugstores”) joint venture and the Shaanxi Pharmacy Holding Group Ankang Longevity Pharmaceutical Co., Ltd. (“Shaanxi Longevity Pharmacy”) joint venture. Finally, please disclose your method for accounting for these joint ventures.

The business purpose for the joint ventures is to expand the Registrant’s business volume via cooperation with Shaanxi Pharmaceutical Group Pai’ang Medicine Co. Ltd., a Chinese state-owned pharmaceutical enterprise (“Shaanxi Pharmaceutical Group”) under the so-called “Three Unities of Medicine”.

The “Three Unities of Medicine” program refers to “unified procurement price, unified selling price, unified logistics”. This project is promoted by the Ankang government to regulate the price of medicines in the local Ankang market by establishing a joint venture between a qualified local medicine wholesale company with the state-owned Shaanxi Pharmaceutical Group to directly sell medicines to all local hospitals. Ankang Longevity Group was selected due to its strong presence and extensive experience in the local market, and thus it formed a joint venture to carry out the program. Through this program, the joint venture is expected to expand its business to cover all local hospitals and build up its brand name in the local area. The purpose of this transaction was to enlarge our sales by virtue of Shaanxi Pharmaceutical Group’s strong sales force and the brand name of Sunsimiao which is a well-known brand name throughout Shaanxi Province.

The Registrant considers the joint venture transactions as the formation of new business entities rather than transfer of their existing businesses for the following reasons:

1) At the formation of joint ventures, the Ankang Longevity Group contributed only cash and no tangible or intangible assets as its capital requirement. Although the Ankang Longevity Group later sold some of its existing inventory and store fixtures to the joint ventures, the sales were carried out at an arm’s-length basis and not considered as transfer of a business.

Susan Block, Attorney Advisor

December 19, 2014

2) The new wholesale joint venture is targeted mainly to institutional customers, including hospitals and clinics in accordance with the “Three Unities Program”. The customer base is quite different from the Ankang Longevity Group’s existing customers which are mainly smaller medicine wholesale companies. The new retail joint venture, Shaanxi Pharmacy Sunsimiao Drugstores Ankang Chain Co., Ltd. (“Sunsimiao Drugstores”) sells mainly to individual walk-in retail customers. The Ankang Group did not bring significant customers to the joint ventures, so no customer value was considered as a part of the investment in the joint ventures.

3) The joint ventures’ management is composed primarily of personnel from the Shaanxi Pharmaceutical Group. Some staff of Ankang Longevity Group joined the joint ventures, but they are mainly non-essential personnel and most of them are working in the retail stores and can be replaced easily.

Through this cooperation with Shaanxi Pharmacy Group, we are entitled to 49% of equity interest in the joint ventures whose revenue and profits are expected to grow rapidly after its involvement in the “Three Unitities Project” and the collaboration with Shaanxi Pharmaceutical Group.

We accounted for the investment in these joint ventures under the equity method.

In light of your comments, we have revised “Note 6 – Investment in Unconsolidated Entities” to read as follows:

On September 27, 2012, Ankang Longevity Group entered into two equity investment agreements with a third party, Shaanxi Pharmaceutical Group Pai’ang Medicine Co. Ltd. (“Shaanxi Pharmaceutical Group”), a Chinese state-owned pharmaceutical enterprise to invest a total of RMB 6.8 million (approximately $1,081,507) to form a joint venture pharmacy retail company called Shaanxi Pharmaceutical Sunsimiao Drugstores Ankang Retail Chain Co., Ltd. (“Sunsimiao Drugstores”), and a joint venture pharmaceutical wholesale distribution company named Shaanxi Pharmaceutical Holding Group Longevity Pharmacy Co., Ltd. (“Shaanxi Longevity Pharmacy”). Ankang Longevity Group obtained 49% interest in each of these two new joint venture companies. These two joint ventures are formed as new business entities to collaborate with Shaanxi Pharmaceutical Group to expand sales to regional hospitals and clinics and to establish the presence of retail pharmacies under the Brand name “Sunsimiao”. These two companies started business operations in May 2013. The investments were accounted for using the equity method because Ankang Longevity Group exercises significant influence but not control over these two entities. Thus, the Company consolidated the net income from the joint venture proportionally in investment income. Ankang Longevity Group recorded a net income of $340,196 and $136,407 for the nine and three months ended March 31, 2014, respectively, from the investment, which was included in “Income from equity investments” in the consolidated statements of operations and comprehensive income.

Susan Block, Attorney Advisor

December 19, 2014

Liquidity and Capital Resources, page 67

24.	Please revise your capital resources discussion to address what you refer to on page 35 as a “major project to build a facility in Hefei” or tell us why this is not necessary.

We have revised the Registration Statement throughout to indicate the Registrant is in preliminary negotiations to build a new facility in Hefei. No definitive agreement has been executed at this time.

Description of Property, page 77

25.	We note the statement that “there is no private land ownership in China.” However several of the properties are listed as either “Owned” or “Company Owned.” Please revise to clarify what you mean by these terms.

Chinese law provides that land in urban districts is owned by the State, while land in rural areas and suburban areas, except otherwise provided for by the State, is collectively owned by individuals designated as “resident farmers” by the State. However, the State assigns land usage rights to land users for a certain time period in return for the payment of fees. The maximum term with respect to the assigned land usage right is 50 years for industrial purposes and 40 years for commercial purposes.

Because the period of land usage is quite long, renewable, and the State enables rightholders to transfer, lease, or mortgage their interest, for most intents and purposes the land is treated as if it were actually owned by the rightholder. As such, in common practice in China, land will be referred to and be considered “owned” despite the fact that there is technically no private land ownership. We have revised the Registration Statement on page 68 to include the following disclosure:

According to the Chinese laws and regulations regarding land usage rights, land in urban districts is owned by the State, while land in the rural areas and suburban areas, except otherwise provided for by the State, is collectively owned by individuals designated as resident farmers by the State. Also, in accordance with the legal principle that land ownership is separate from the right to the use of the land, the State assigns land usage rights to land users for a certain number of years’ period in return for the payment of fees. The maximum term with respect to the assigned land usage right is 50 years for industrial purposes and 40 years for commercial purposes.

Because the period of land usage is quite long, can be renewed, enables its users to transfer, lease, or mortgage the land usage right, or use it for other economic activities, and the lawful rights and interests are protected by the laws of the State, in common practice, we consider or refer to the right of land usage below for certain properties as an asset “owned” by the company.

Susan Block, Attorney Advisor

December 19, 2014

Board of Directors and Committees, page 80

26.	Please revise to clarify which, if any, of your current directors are independent under the NASDAQ Capital Market standard.

We acknowledge your comment and have designated in the revised Registration Statement which of our current directors are independent under the NASDAQ Capital Market standard.

Related Party Transactions, page 83

Payables to Related Parties, page 84

27.	It appears that much of the information in this section is as of March 31, 2014. Please note that the disclosure in this section should not be limited to the end of the periods reported in your financial statements. In light of this please revise to disclose any additional transactions that may have occurred after March 31, 2014.

We acknowledge your comment. After March 31, 2014 the Company incurred additional transactions by repaying the due to related parties to the extent that there were no payables outstanding to related parties as of the fiscal year end as of June 30, 2014. We have updated the Registration Statement accordingly.

Tax Matters Applicable to U.S Holders, page 91

28.	We note that you plan to file as an exhibit a tax opinion. Please advise if you anticipate filing a short or long form tax opinion. We may have further comment upon reviewing your response.

We plan to file a short form tax opinion.

Placement, page 97

29.	Please name the Placement Agent / Underwriter in the next amendment or advise.

The Registrant is currently in negotiations with several potential underwriters. We expect to name the underwriter in the next amendment to the Registration Statement.

Susan Block, Attorney Advisor

December 19, 2014

Index to Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Fair Value of Financial Instruments, page F-10

30.	We note your belief that since the carrying value of the equity method investments include the Company’s share of the investee’s earnings from the date of acquisition, they approximate fair value and that the carrying value of the Company’s new investment in an unconsolidated entity approximates fair value because the investment was made in 2014. Please tell us how this complies with ASC 820.

These equity investments are not tradable on the open market and thus are impracticable to estimate the fair value. Upon further analysis, we have revised the disclosure on page F-9 of the Registration Statement regarding the fair value of these financial instruments as follows:

The Company adopted the provisions of ASC 820, “Fair Value Measurements and Disclosures.” ASC 820 clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The carrying value of accounts receivable, other current assets and prepaid expenses, short term loans, other payables and accrued expenses approximate their fair values because of the short-term nature of these instruments. It was not practicable to estimate the fair value of the Company’s investment in unconsolidated entities due to their lack of marketability. See Note 6 for more information relating to the unconsolidated entities.

Susan Block, Attorney Advisor

December 19, 2014

Note 4. Property and Equipment, Net, page F-13

31.	Please tell us and revise to disclose what the farmland leasehold improvement balance is comprised of.

We acknowledge your comment and have revised the Registration Statement on page F-13 to include a table disclosing what composes the farmland leasehold improvement balance.

Note 8. Short Term Loans, page F-16

32.	We note footnote c which states that the loans from Agricultural Bank of China were guaranteed by loan credit guarantee parties which are not related to the Company. Please tell us and revise to disclose whether and how you compensate these loan credit guarantee parties for providing guarantees for you.

We acknowledge your comment and have revised the Registration Statement on page F-18 to disclose how we compensate our loan credit guarantee parties for providing guarantees for us. The updated disclosure is set forth below:

c. These loans from Agricultural Bank of China were guaranteed by commercial credit guaranty companies who are not related to the Company; For the year ended June 30, 2014, the Company paid a total of $36,487 guarantee fee to loan credit guarantee parties at the 2.24% rate of the guarantee amount. For the year ended June 30, 2013, the amount of guarantee fee was $33,273 which was later reimbursed by local Bureau of Finance. The Company paid off balance of $487,500 and $1,300,000 in October 2014 and November 2014 at the respective maturity dates.

Exhibit Index

33.	Please revise to file a form of the subscription agreement or please advise.

There are no form subscription agreements for the Registrant.

34.	Please revise so that all agreements show the signatures or conformed signatures of all the parties to the agreements. It appears for example that the agreements filed as Exhibits 10.1, 10.3, 10.4, and 10.54 through 10.66 do not show signatures by all parties to the agreements.

We acknowledge your comment. With respect to Exhibits 10.1, 10.3 and 10.4, the agreements in question have been executed using a Company chop or seal. Although documents can be executed using a signature, documents in China can, and quite often are, executed only by means of affixing the Company’s seal. With respect to Exhibits 10.54 through 10.66, those documents are English summary translations of the agreements and as such would not be executed.

Susan Block, Attorney Advisor

December 19, 2014

The Registrant is eager to complete the registration process. Thank you in advance for your assistance in reviewing this response and the First Amendment to the Registration Statement on Form S-1.

Should you have any questions with respect to the above responses, please contact me.

Sincerely,

/s/ Yuying Zhang

Yuying Zhang